HITHERLANE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2016

Member's equity, beginning of year	$	252,267
Capital contributions		738,485
Net loss		(738,544)
Member's equity, end of year	$	252,208

See accompanying notes to financial statements.